Term Sheet No. 715B
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement no. 17 dated August 11, 2008, and
product supplement B dated August 13, 2009

Registration Statement No. 333-137902
Dated August 13, 2009 Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$

OPtimal ENtry Securities (OPENS) Linked to the iShares® MSCI Emerging Markets Index Fund due August 27*, 2012

General

- The OPtimal ENtry Securities (OPENS) Linked to the iShares® MSCI Emerging Markets Index Fund due August 27*, 2012 (the "**securities**") are designed for investors who seek a return at maturity based on the performance of the iShares® MSCI Emerging Markets Index Fund (the "**Underlying**"). Investors will receive a return based on the Final Fund Level as compared to the Optimal Entry Level if the Underlying never closes below the Barrier Level on any trading day during the Barrier Observation Period. If the Underlying closes below the Barrier Level, investors will receive a return based solely on the Final Fund Level as compared to the Initial Fund Level. Investors should be willing to forgo coupons and dividend payments and, if the level of the Underlying declines, be willing to lose some or all of their investment. Any payment at maturity of the securities is subject to the credit of the Issuer.
- Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 27*, 2012
- Denominations of $1,000 (the "**Face Amount**") and multiples thereof, and minimum initial investments of $1,000.
- The securities are expected to price on or about August 21*, 2009 (the "**Trade Date**") and are expected to settle three business days later on or about August 26*, 2009 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Underlying:	iShares® MSCI Emerging Markets Index Fund (the "**Underlying**"). The Underlying is reported by Bloomberg under the ticker symbol "EEM.P". For more information on the Underlying, see "Exchange Traded Funds—The iShares Exchange Traded Funds—iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement.
Issue Price:	100% of the Face Amount.
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 Face Amount of securities, of $1,000 *plus* the Additional Amount, which may be positive or negative. Any Payment at Maturity is subject to the credit of the Issuer.
Additional Amount:	The Additional Amount paid at maturity per $1,000 Face Amount of securities will equal:

- If a Barrier Event has not occurred:

$$\$1,000 \times ([\text{Final Fund Level} - \text{Optimal Entry Level}] / \text{Initial Fund Level})$$

- If a Barrier Event has occurred:

$$\$1,000 \times ([\text{Final Fund Level} - \text{Initial Fund Level}] / \text{Initial Fund Level})$$

The Additional Amount may be positive or negative.

You will lose some or all of your investment at maturity if the Final Fund Level declines from the Optimal Entry Level or Initial Fund Level, as the case may be.

Initial Fund Level:	The closing level of the Underlying on the Trade Date.
Optimal Entry Level:	The lowest closing level of the Underlying during the Lookback Period. In no event will the Optimal Entry Level be greater than the Initial Fund Level.
Lookback Period:	The period from and including the Trade Date to and including February 22*, 2010 (approximately 6 months).
Final Fund Level:	The closing level of the Underlying on the Final Valuation Date.
Barrier Level:	59.0% - 64.0% of the Initial Fund Level. The actual Barrier Level will be set on the Trade Date.
Barrier Event:	A Barrier Event occurs if, on any trading day during the Barrier Observation Period, the closing level of the Underlying is *less than* the Barrier Level.
Barrier Observation Period:	The period of trading days on which there is no Market Disruption Event with respect to the Underlying commencing on the Trade Date to and including the Final Valuation Date.
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Underlying. See "Description of Securities—Anti-dilution Adjustments for Funds" in the accompanying product supplement.
Trade Date:	August 21*, 2009
Settlement Date:	August 26*, 2009
Final Valuation Date:	August 22*, 2012, subject to postponement in the event of a Market Disruption Event and as described under "Description of Securities—Payment at Maturity" in the accompanying product supplement.
Maturity Date:	August 27*, 2012, subject to postponement in the event of a Market Disruption Event and as described under "Description of Securities—Payment at Maturity" in the accompanying product supplement.
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 P9 8 / US2515A0P985

* Expected.

In the event that we make any change to the expected Trade Date and Settlement Date, the final day of the Lookback Period, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 5 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[1]	Min. Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 securities.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities   Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in underlying supplement no. 17 dated August 11, 2008 and product supplement B dated August 13, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Underlying supplement no. 17 dated August 11, 2008
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

    - Product supplement B dated August 13, 2009:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312509174543/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.**

What is the return on the securities at maturity assuming a range of performance for the Underlying?

The following table illustrates the hypothetical payment at maturity on the securities. The "return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of securities to $1,000. The hypothetical returns set forth below assume an Initial Fund Level of 36.00, a Optimal Entry Level of 33.00 and a Barrier Level of 22.14 (61.50% of the Initial Fund Level, the midpoint of the range indicated on the cover of this term sheet). **The actual Barrier Level will be set on the Trade Date. The actual Optimal Entry Level will be determined based on a retrospective lookback at the Underlying's closing levels during the Lookback Period.** The scenarios below assume the closing level of the Underlying declines below the Initial Fund Level during the Lookback Period. If the closing level of the Underlying did not decline below the Initial Fund Level during the Lookback Period, there would be no difference between these two sets of scenarios. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Fund Level	Percentage Change in the Underlying, from Initial Fund Level to Final Fund Level (%)	The Underlying Never Closes Below the Barrier Level on Any Trading Day During the Barrier Observation Period			The Underlying Closes Below the Barrier Level on Any Trading Day During the Barrier Observation Period		
		Additional Amount at Maturity ($)	Payment at Maturity ($)	Return (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return (%)
72.00	100.00%	$1,083.33	$2,083.33	108.33%	$1,000.00	$2,000.00	100.00%
63.00	75.00%	$833.33	$1,833.33	83.33%	$750.00	$1,750.00	75.00%
54.00	50.00%	$583.33	$1,583.33	58.33%	$500.00	$1,500.00	50.00%
50.40	40.00%	$483.33	$1,483.33	48.33%	$400.00	$1,400.00	40.00%
46.80	30.00%	$383.33	$1,383.33	38.33%	$300.00	$1,300.00	30.00%
45.00	25.00%	$333.33	$1,333.33	33.33%	$250.00	$1,250.00	25.00%
41.40	15.00%	$233.33	$1,233.33	23.33%	$150.00	$1,150.00	15.00%
39.60	10.00%	$183.33	$1,183.33	18.33%	$100.00	$1,100.00	10.00%
37.80	5.00%	$133.33	$1,133.33	13.33%	$50.00	$1,050.00	5.00%
36.00	0.00%	$83.33	$1,083.33	8.33%	$0.00	$1,000.00	0.00%
34.20	-5.00%	$33.33	$1033.33	3.33%	-$50.00	$950.00	-5.00%
32.40	-10.00%	-$16.67	$983.33	-1.67%	-$100.00	$900.00	-10.00%
30.60	-15.00%	-$66.67	$933.33	-6.67%	-$150.00	$850.00	-15.00%
27.00	-25.00%	-$166.67	$833.33	-16.67%	-$250.00	$750.00	-25.00%
25.20	-30.00%	-$216.67	$783.33	-21.67%	-$300.00	$700.00	-30.00%
22.14	-38.50%	-$301.67	$698.33	-30.17%	-$385.00	$615.00	-38.50%
21.60	-40.00%	N/A	N/A	N/A	-$400.00	$600.00	-40.00%
18.00	-50.00%	N/A	N/A	N/A	-$500.00	$500.00	-50.00%
9.00	-75.00%	N/A	N/A	N/A	-$750.00	$250.00	-75.00%
0.00	-100.00%	N/A	N/A	N/A	-$1000.00	$0.00	-100.00%

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Underlying increases from the Initial Fund Level of 36.00 to a Final Fund Level of 46.80, and:

- **no Barrier Event occurs.** Assuming an Optimal Entry Level of 33.00, the investor receives a Payment at Maturity of $1,383.33, calculated as follows:

Payment at Maturity = $1,000 + Additional Amount
= $1,000 + ($1,000 x ([Final Fund Level – Optimal Entry Level] / Initial Fund Level))
= $1,000 + ($1,000 x ([46.80 – 33.00] / 36.00)
= $1,000.00 + $383.33
=$1,383.33

- **a Barrier Event occurs.** The investor receives a Payment at Maturity of $1,300.00, calculated as follows:

Payment at Maturity = $1,000 + Additional Amount
= $1,000 + ($1,000 x ([Final Fund Level – Initial Fund Level] / Initial Fund Level))
= $1,000 + ($1,000 x ([46.80 – 36.00] / 36.00))
= $1,000.00 + $300.00
= $1,300.00

Example 2: The level of the Underlying decreases from the Initial Fund Level of 36.00 to a Final Fund Level of 21.60.

Because a Barrier Event has occurred, the investor receives a Payment at Maturity of $600.00 per $1,000 Face Amount of securities, calculated as follows:

Payment at Maturity = $1,000 + Additional Amount
= $1,000 + ($1,000 x ([Final Fund Level – Initial Fund Level] / Initial Fund Level))
= $1,000 + ($1,000 x ([21.60 – 36.00] / 36.00))
= $1,000.00 – $400.00
= $600.00

Example 3: The level of the Underlying decreases from the Initial Fund Level of 36.00 to a Final Fund Level of 30.60, and:

- **no Barrier Event occurs.** Assuming an Optimal Entry Level of 33.00, the investor receives a Payment at Maturity of $933.33, calculated as follows:

Payment at Maturity = $1,000 + Additional Amount
= $1,000 + ($1,000 x ([Final Fund Level – Optimal Entry Level] / Initial Fund Level))
= $1,000 + ($1,000 x ([30.60 – 33.00] / 36.00)
= $1,000.00 – $66.67
= $933.33

- **a Barrier Event occurs.** The investor receives a Payment at Maturity of $850.00, calculated as follows:

Payment at Maturity = $1,000 + Additional Amount
= $1,000 + ($1,000 x ([Final Fund Level – Initial Fund Level] / Initial Fund Level))
= $1,000 + ($1,000 x ([30.60 – 36.00] / 36.00))
= $1,000.00 – $150.00
= $850.00

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The securities provide the opportunity to receive a return based on the Final Fund Level as compared to the Optimal Entry Level if the Underlying never closes below the Barrier Level during the Barrier Observation Period. If the Underlying closes below the Barrier Level, investors will receive a return based solely on the Final Fund Level as compared to the Initial Fund Level. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE PERFORMANCE OF THE ISHARES® MSCI EMERGING MARKETS INDEX FUND** — The return on the securities is linked to the performance of the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the "**Index**"). The Index is designed to measure equity market performance in the global emerging markets and consists of the following 25 emerging markets component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. The iShares® MSCI Emerging Markets Index Fund trades on the NYSE under the ticker symbol "EEM." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. *This section is a summary only of the iShares® MSCI Emerging Markets Index Fund. For more information on the iShares® MSCI Emerging Markets Index Fund, including information concerning calculation methodology and adjustment policy, please see the section entitled "iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

- **CERTAIN TAX CONSEQUENCES** — You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year, subject to the potential application of the "constructive ownership" regime discussed below. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

  Even if the treatment of the securities as prepaid financial contracts is respected, the securities could be treated as subject to the "constructive ownership" regime of Section 1260 of the Internal Revenue Code of 1986, as amended (the "**Code**"). In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the securities would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain" (which, although the matter is unclear, may equal the amount of long-term capital gain you would have recognized if you had invested the face amount of the securities sold, exchanged or retired in shares of the Underlying on the issue date and sold those shares for their fair market value on the date your securities are sold, exchanged, or retired). Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the securities, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

In December 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying or any of the component stocks of the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Underlying and will depend on whether a Barrier Event occurs, and the Final Fund Level as compared to either the Initial Fund Level or the Optimal Entry Level. Your investment will be fully exposed to any decline in the Final Fund Level as compared to the Initial Fund Level or the Optimal Entry Level, as applicable.

- **THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS** — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

- **THE SECURITIES DO NOT PAY COUPONS** — Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Underlying would have.

- **THE OPTIMAL ENTRY LEVEL WILL NOT BE DETERMINED UNTIL THE END OF THE LOOKBACK PERIOD** — Because the Optimal Entry Level will be the lowest closing level of the Underlying during the Lookback Period, the Optimal Entry Level will not be determined until the end of such period. Accordingly, you will not know the Optimal Entry Level for approximately six months after the Trade Date. In no event, however, will the Optimal Entry Level be greater than the closing level of the Underlying on the Trade Date.

- **YOU MAY NOT BENEFIT FROM THE OPTIMAL ENTRY FEATURE OF THE SECURITIES** — If the closing level of the Underlying declines below the Barrier Level on any trading day during the Barrier Observation Period or during the Lookback Period the closing level of the Underlying is never less than the Initial Fund Level, the return on the securities will be determined solely by reference to the Final Fund Level as compared to the Initial Fund Level, and you will not benefit from the optimal entry feature of the securities. In such event, your investment will be fully exposed to any decline in the Final Fund Level as compared to the Initial Fund Level.

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the securities.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the level of the Underlying during the Barrier Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - whether the closing level of the Underlying has declined below the Barrier Level on any trading day during the Barrier Observation Period and, if not, whether the level of the Underlying is close to the Barrier Level;

  - the expected volatility of the Underlying;

  - the time remaining to maturity of the securities;

- the market price and dividend rate on the stocks held by the Underlying (while not paid to holders of the securities, dividend payments on the stocks held by the Underlying may influence the market price of the shares of the Underlying and the market value of options on Underlying shares and, therefore, affect the value of the securities);

- the occurrence of certain events affecting the Underlying that may or may not require an anti-dilution adjustment;

- interest and yield rates in the market generally and in the markets of the component stocks underlying the Underlying, and the volatility of those rates;

- a variety of economic, financial, political, regulatory or judicial events that affect the component stocks underlying the Underlying or markets generally;

- the composition of the Underlying and any changes to the component stocks underlying it;

- supply and demand for the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full Face Amount of your securities, the original Issue Price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities.

- **TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES** — We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the component stocks held by the Underlying and consequently have an impact on the performance of the Underlying, and may adversely affect the Final Fund Level and/or may cause the Underlying to close below the Barrier Level. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL THE INDEX FUND TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities, and the Underlying to which the securities are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying. See "Description of Securities – Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

- **THERE IS NO AFFILIATION BETWEEN THE UNDERLYING AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE UNDERLYING** — We are not affiliated with the Underlying or the issuers of the component securities held by the Underlying or underlying the Index replicated by the Underlying. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the Underlying or underlying the Index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the Underlying or the component stocks underlying the Index or any of the issuers of the component securities held by the Underlying or underlying the Index. You, as an investor in the securities, should make your own investigation into the component securities held by the Underlying or underlying the Index and the issuers of the component securities held by the Underlying or underlying the Index. Neither the Underlying nor any of the issuers of the component securities held by the Underlying or underlying the Index are involved in this offering of your securities in any way and none of them has any obligation of any sort with respect to your securities. Neither the Underlying nor any of the issuers of the component securities held by the Underlying or underlying the Index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your securities.

- **ADJUSTMENTS TO THE UNDERLYING OR TO THE INDEX COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — Barclays Global Fund Advisors ("**BGFA**") is the investment advisor to the Underlying, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Index. The stocks included in the Index are selected by MSCI Inc. ("**MSCI**"), the publisher of the Index. The Index is calculated and published by MSCI. MSCI can add, delete or substitute the stocks underlying the Index, which could change the value of the Index. Pursuant to its investment strategy or otherwise, BGFA may add, delete, or substitute the stocks composing the Underlying. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlying.

- **THE UNDERLYING AND THE INDEX ARE DIFFERENT** — The performance of the Underlying may not exactly replicate the performance of the Index because the Underlying will reflect transaction costs and fees that are not included in the calculation of the Index. It is also possible that the Underlying may not fully replicate or may in certain circumstances diverge significantly from the performance of the Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. BGFA may invest up to 10% of the Underlying's assets in futures contracts, options on futures contracts, other types of options, and swaps related to the Index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates. The Underlying may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Index and in managing cash flows.

- **CURRENCY EXCHANGE RISK** — The prices of the stocks underlying the Underlying are converted into U.S. dollars in calculating the level of the Underlying. As a result, the holders of the securities will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the Underlying trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the Underlying, and consequently the value of your securities.

- **NON-U.S. SECURITIES MARKETS RISKS** — The stocks included in the Underlying are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities.

- **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** — The value of the securities is subject to the political and economic risks of emerging market countries through the iShares® MSCI Emerging Markets Index Fund. The MSCI Emerging Markets Index includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your securities.

- **PAST PERFORMANCE OF THE UNDERLYING, THE INDEX OR OF THE COMPONENT SECURITIES HELD BY THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Underlying, the Index or of the component securities held by the Underlying over the life of the securities, as well as the amount payable at maturity, may bear little relation to the historical levels of the Underlying or of the component securities held by the Underlying, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying, of the Index or of the component securities held by the Underlying.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR –** There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. Even if the treatment of the securities as prepaid financial contracts is respected, the securities could be treated as subject to the "constructive ownership" regime of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the securities would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the securities. As described above under "Certain Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the daily closing levels of the Underlying from August 27, 2003 through August 10, 2009. The closing level of the Underlying on August 10, 2009 was 36.16. We obtained the closing levels of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information. **The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Final Fund Level of the Underlying. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 securities Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 securities Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.